Mail Stop 3561

January 25, 2007

James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re:** **Animal Health International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 16, 2007**
> **File No. 333-137656**

Dear Mr. Robison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution, page 26

1. Please tell us your basis for including deferred debt issue costs in your calculation of pro forma net tangible book value as of September 30, 2006. It appears to us that deferred debt costs do not represent tangible assets and should be excluded from the calculation. Please advise or revise.

2. Please clarify your disclosure regarding the dividend taken into account in consideration paid by existing stockholders in the footnote to the table at the bottom of the page.

Selected consolidated financial data, page 29

3. Please revise your pro forma earnings per share calculations set forth in footnote (4) to give effect to the number of shares whose proceeds would be necessary to pay the dividend paid in September 2006 to the extent the dividend exceeded earnings during the previous twelve months as indicated in your response to comment 47 in our letter dated October 25, 2005. Please also revise your computations to give effect to the excess of the fair value of the common shares to be issued upon conversion of the preferred stock

over the carrying amount of the preferred stock as indicated in the your response to comment number four in our letter dated December 28, 2006. In doing so, please revise the number of shares whose proceeds would be used to pay debt to give effect to the number of shares whose proceeds would be used to pay the dividends. Please refer to SAB Topic 1B3. Also, you should reduce the adjustment to interest expense to give effect to the use of proceeds to pay the dividends. In addition, please disclose:

- why the computations give effect to the number of shares whose proceeds would be necessary to pay the dividends;
- that the number of shares whose proceeds would be used pay debt and the interest adjustment excludes the amount of debt related to the number of shares whose proceeds would be necessary to pay the dividends;
- how the adjustment to interest expense is computed and your basis therefore; and
- the amounts of preferred stock dividends and participation in undistributed earnings eliminated from the computations.

Principal and selling stockholders, page 76

4. Please identify Charlesbank as an underwriter given that it is selling a significant percentage of securities in the offering and is an affiliate of the issuer.

Consolidated Statements of Income, page F-5

5. Please remove pro forma earnings per share from the face of your income statements as these amounts are not required to be presented by SFAS 128. Refer to paragraph 37 of SFAS 128.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael S. Turner, Esq.
       Goodwin Procter LLP
       Fax: (617) 523-1231